3-1-02

1066120 1-14493

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso – São Paulo, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531
- or -
James Prout
Taylor Rafferty
(212) -889-4350

TELESP CELULAR PARTICIPAÇÕES - CAPITAL INCREASE BY A PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – March 11, 2002 – Telesp Celular Participações S.A., (NYSE: TCP; BOVESPA: TSPP3 (Ord), TSPP4 (Pref)) ("TCP"), the holding company which owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, and 83% of the share capital of the holding companies that control Global Telecom (49% of the voting capital), the Band B cellular operator in the states of Santa Catarina and Paraná, today announced information about an anticipated capital increase.

TCP intends to raise additional capital by means of an overall capital increase of up to R$2,500,000,000.00 (two billion and five hundred million *reais*) through the issuance of new common shares and preferred shares, in the form of preferred shares and American Depositary Shares ("ADSs").

The new capital will be used to streamline TCP's capital structure and reduce Global Telecom's debt, as well as provide TCP with means to carry out its investment programs with increased flexibility.

As part of the overall capital increase, TCP plans to offer preferred shares, in the form of preferred shares or ADSs, and common shares to holders of its shares and ADSs, in a rights offering pursuant to statutory preferential rights under Brazilian law.

As a further part of this overall capital increase, TCP plans to offer additional common shares (ON) to holders of its common shares in order to increase the number of common shares to 50% of total share capital in an offering of pre-emptive rights only to holders of TCP common shares, as permitted by paragraph 2 of Article 8 of Law nº 10,313/01.

The final amount, in *reais*, of the subscribed capital increase, the issue price of the new shares, and the precise ratio of ordinary and preferred shares to be issued will be determined by the Board of Directors at a meeting expected to be held on April 16, 2002. TCP expects to file a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the "SEC") with regard to the rights offering of new preferred shares and ADSs. The actions of the Board of Directors at its proposed meeting on April 16, 2002 will be subject to the approval of the registration statement by the SEC.

The referred capital increase was the subject of a "fato relevante" made public last Friday, 03/08/2002.

This information is also available at our website: http://www.telespcelular.com.br

Contacts: **Maria Paula Canais** – Director of Investor Relations
pacanais@telespcelular.com.br
55 (11) 3059-7081

Edson Alves Menini – Investor Relations Advisor
emenini@telespcelular.com.br
55 (11) 3059-7531

Fabiola Michalski
Fmichalski@telespcelular.com.br
55 (11) 3059-7975

Cláudio Wenzel Lagos
clagos@telespcelular.com.br
55 (11) 3059-7480

This communication does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdication.

Telesp Celular

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531
- or -
James Prout
Taylor Rafferty
(212) –889-4350

TELESP CELULAR PARTICIPAÇÕES REPORTS RESULTS FOR THE YEAR 2001

São Paulo, Brazil – March 11, 2002 – Telesp Celular Participações S.A., (NYSE: TCP; BOVESPA: TSPP3 (Ord), TSPP4 (Pref)) ("TCP"), the holding company which owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, and 83% of the share capital of the holding companies that control Global Telecom (49% of the voting capital), the Band B cellular operator in the states of Santa Catarina and Paraná, today announced audited consolidated results for the year 2001.

EBITDA reached R$ 946.7 (US$ 409.5**) million in 2001, an increase of 6.5% compared to 2000. In the fourth quarter EBITDA reached R$ 280.6 million (US$ 121.4 million), a 17.5% increase compared with the previous quarter.

Total net revenue was R$ 2,946.2 million (US$1,274.3 million) in 2001, an increase of 6.5% compared to 2000. During the fourth quarter of 2001, total net revenue was R$ 813.2 million (US$ 351.7 million) a 9.2% increase compared with the previous quarter.

As a result of a negative equity from our losses in Global Telecom and an extraordinary adjustment for our investment in Global Telecom, TCP had negative net income of R$ 1,113.6 million (negative US$ 481.7 million) in 2001 (R$ -563.8 million in the fourth quarter).

R$ million	2001 4Q '01	2001 3Q 01	2001 %change	2000 4Q 00	2000 %change	Acumulated 2001	Acumulated 2000	Acumulated %change
Net operating revenue from service	689.3	623.4	10.6%	555.1	24.2%	2,478.7	2,116.5	17.1%
Sales of equipment	123.9	121.2	2.2%	211.4	-41.4%	467.5	650.2	-28.1%
Total net operating revenues	**813.2**	**744.6**	9.2%	766.5	6.1%	**2,946.2**	2,766.7	6.5%
EBITDA	**280.6**	**238.9**	17.5%	227.9	23.1%	**946.7**	**888.9**	6.5%
EBITDA margin	35%	32%		30%		32%	32%	
EBITDA margin (excluding handsets) *	41%	38%		41%		38%	42%	
Depreciation and amortization	(180.0)	(160.0)	12.5%	(74.1)	142.9%	(600.8)	(549.6)	9.3%
EBIT	**100.6**	78.9	27.5%	**153.8**	-34.6%	**345.9**	**339.3**	1.9%
Net income	**(563.8)**	**(317.2)**	77.7%	53.2		**(1,113.6)**	**152.2**	
EPS	(1.23)	(0.69)	77.7%	0.12		(2.43)	0.33	
EPADR	(3.08)	(1.73)	77.7%	0.29		(6.07)	0.83	

* EBITDA divided by net revenues from service

All financial information was prepared and is provided on the basis of Brazilian corporate law.

Earnings per share information is calculated on the basis of 1,000 shares, which is the minimum trading lot in the Brazilian market

**Note: Dollar figures are provided only for reader convenience at the December 31, 2001 rate of US$ 1 = R$2.3120

Management Observations

Telesp Celular Participações has had a strong year despite adverse economic conditions. Through Telesp Celular, now with over 5.1 million subscribers, and our non-controlled subsidiary Global Telecom with over 860 thousand subscribers, we now account for approximately 6 million subscribers representing about 22% of the entire wireless market in Brazil. We are the largest cellular operator in South America.

We have reaffirmed our role as market innovators. We were the first operator in Latin America to provide high speed 2.5G data services to our subscribers by deploying 1xrtt technology in regions of São Paulo. We continue to lead the market through the introduction of services aimed at increased usage, revenues and subscriber care.

Notwithstanding a re-focus of our strategy towards profitability and selective client growth, we gained market share in our concession areas in the state of São Paulo during 2001, going from 64% to 65%.

The post-paid subscriber base of Telesp Celular that had been on a decreasing trend, started to slow down in the last half of the year, stabilizing in the last months of 2001.

In 2001, Telesp Celular focused on stimulating traffic and new services, especially in the corporate segment and among heavy users, as well as aggressively engaging in efforts to retain the most profitable subscribers. As a result, a trend of declining ARPU for postpaid subscribers was reversed in the second half of the year with increases in the ARPU of such subscribers in the fourth quarter of 2001.

Both net revenue from services and operating costs (excluding handsets) increased 17% in 2001 compared to 2000. For the fourth quarter, net revenues from services increased 10.6% and operating costs (excluding handsets) increased 2.2%, compared to the third quarter of 2001, as a consequence of ongoing cost reduction efforts.

As a result of our efforts to focus on profitability and selective client growth during 2001, TCP EBITDA margin has grown all over the second half of the year. For the first time since its privatization in 1998, TCP registered an increase during the fourth quarter, achieving 34.5%, from 32.1% in the third quarter of 2001. EBITDA margin for the year remained at 2000 level with 32.1%.

The operator Global Telecom almost doubled its subscriber base during the year, having increased its market share from 25% in 2000 to 35% at the end of 2001, one of the highest growth rates among Brazilian Band B operators.

Global Telecom's EBITDA reached R$ -99.6 million (US$ -43.1 million) in 2001, which compares to R$ -125.3 million in 2000. Operational break-even is expected to occur during 2002.

Synergies coming from joint negotiations and other deals concerning TC and GT already exceeded R$ 90 million in 2001 (US$ 38.9 million).

Our strategy for 2002 will continue to focus on profitable growth by:

- Focusing on selective client growth and profitability;
- Continuing to be the pioneer in new products and services launching;
- Extending the 2.5 generation coverage area to the main cities of São Paulo State.

TELESP CELULAR S.A.

Telesp Celular S.A. is the Band A mobile operator in the state of São Paulo.

Operational Ratios

(in thousands)	4Q 01	3Q 01	% change	4Q 00	% change
Total number of subscribers, of which	5,104	4,991	2.3%	4,302	18.6%
Contract	1,369	1,505	-9.0%	1,604	-14.7%
Prepaid	3,735	3,486	7.1%	2,698	38.4%
Area 1	3,229	3,153	2.4%	2,679	20.5%
Area 2	1,875	1,838	2.0%	1,623	15.5%
Analog	340	425	-20.0%	806	-57.8%
Digital	4,764	4,566	4.3%	3,496	36.3%
Mkt share in Area 1 (TCP's estimate)	65%	64%		62%	
Mkt share in Area 2 (TCP's estimate)	64%	64%		64%	
Total market share (TCP's estimate)	65%	64%		63%	
(in thousands)	**4Q 01**	**3Q 01**	**% change**	**4Q 00**	**% change**
Net additions in the period, of which	113	255	-55.7%	600	-81.2%
Contract	-136	0	n.m.	14	n.m.
Prepaid	249	255	-2.5%	586	-57.6%
Accumulated churn in the quarter *	6.3%	2.8%	125.0%	2.5%	152.0%
(in R$ per month)	**4Q 01**	**3Q 01**	**% change**	**4Q 00**	**% change**
ARPU	45	43	6.0%	47	-4.1%
Contract	91	82	11.4%	75	21.5%
Prepaid	26	25	4.3%	28	-8.0%

* Churn includes migration of analog to digital

Overall Market Data

At the end of December, the wireless market in the state of São Paulo was estimated to have grown to approximately 7.8 million subscribers, with an increase of some 174,000 users in the fourth quarter. The penetration rate in the state of São Paulo is estimated to be approximately 21%.

Market Share At the end of December 2001, Telesp Celular had 5,104,000 subscribers. Its market share in the metropolitan area increased to 65%. Market share in the remaining part of the State remained stable at 64%.

Accounts Review During 2001, Telesp Celular launched a campaign to address the problem of collecting payments related to bad debt. In the unsuccessful cases, TC chose to terminate the accounts in order to reduce costs. By the end of the year, 160,000 such accounts had been terminated. In the same manner, the Company chose to terminate the accounts for those pre-paid subscribers that did not make or receive calls above the level established by the company in 2001 and had not recharged their handsets for more than 120 days. By the end of 2001, 40,000 of such accounts had been terminated.

These disconnections had an unfavorable impact on churn in 2001. Churn was 20% in 2001 and 14% in 2000. We expect the rate of churn to remain stable in 2002.

As a result of these account terminations, customer churn rate was negatively impacted (amounting to 6.3% in the fourth quarter of 2001, which compares to 2.8% in the third quarter).

Analog Subscribers The number of analog subscribers decreased approximately 58% during 2001, as the result of campaigns to migrate analog subscribers to our digital services undertaken in the first half of 2001, as well as an adjustment for inactive subscribers. Currently, only 7% of our subscriber base is comprised of analog service customers.

Post Paid Subscribers Customer retention campaigns, together with a focus on the high-end customer, allowed the number of contract clients to register a favorable trend in the last months of 2001.

ARPU In the same manner, ARPU leveled off over the course of the year, and then showed relative growth in the last quarter, as a result of increased usage and price adjustments.

Blended ARPU in the fourth quarter of 2001 was R$45 compared to R$47 in the fourth quarter of 2000. ARPU from contract customers increased to R$91 in the fourth quarter of 2001, compared to R$75 in the fourth quarter of 2000.

SAC Subscriber acquisition costs reached R$ 128 (US$ 55.4) per gross addition in 2001, including migration-related costs.

WAP Telesp Celular continues to promote incremental usage and revenue growth through WAP services, continuing the policy of partnerships with leading content providers to bring services to customers.

During the fourth quarter, two important services were introduced: one of them allows subscribers to monitor all vehicle taxes ("IPVA") and fines as well as points on their driver's licenses. The other new service allows the verification of any income tax refunds. Both are tools developed to stimulate minutes of usage per subscriber.

At the end of December 2001, more than 2 million subscribers of Telesp Celular had WAP-enabled handsets. Of these, over 1.5 million subscribers had already used the service at least one time. In December 2001, WAP service was responsible for more than 4.2 million minutes of usage. In 2001, the total revenue from services and data, including Internet and SMS was responsible for 1.3% of net revenue from services.

2.5G In December 2001, Telesp Celular S.A. announced the launch of a 2.5G wireless data so. With a marginal investment of R$ 38 million, Telesp Celular will offer Internet services at a data transmission speed 10 times faster than the current one. The "always on" service will mean that handsets are permanently connected to the Internet and the subscriber will only have to pay for volume of data effectively transmitted (in kilobytes), instead of for the connection time, as is currently the case.

Initially, the high-speed mobile Internet service is available in most of São Paulo City and the Guarulhos region (International Airport). The service will be extended to other areas, where traffic is generally high, during the first quarter of 2002.

In line with our strategy, this service will be initially focused on the high-end customer, mainly corporate subscribers.

Distribution Network

As of December 31, 2001, Telesp Celular's distribution network consisted of more than 2,862 points of sale and 44 own stores (an increase of 7 such stores compared to 2000).

Headcount

The number of Telesp Celular's in-house and outsourced employees (excluding Call Center employees) was 2,029, as of December 31, 2001, corresponding to approximately 2,515 cellular lines per employee.

Global Telecom

Global Telecom is the Band B mobile operator in the states of Paraná and Santa Catarina.

Operational Ratios

(in thousands)	4Q01	3Q01	% change	4Q00	% change
Total number of subscribers, of which	862	723	19.2%	463	86%
Contract	323	373	-13.5%	353	-9%
Prepaid	539	350	53.9%	110	n.a
Total market share (estimate)	35%	32%		25%	
(in thousands)	**4Q01**	**3Q01**	**% change**	**4Q00**	**% change**
Net additions in the period, of which	139	95	45.5%	135	3%
Contract	-50	-32	55.3%	81	-163%
Prepaid	189	127	49.0%	54	n.a
Accumulated churn in the quarter	8.7%	8.8%		9.7%	
(in R$ per month)	**4Q01**	**3Q01**	**% change**	**4Q00**	**% change**
ARPU	35	36	-2.8%	52	-33%

Overall Market Data

The total number of Global Telecom's subscribers reached 862,000 as of December 31, 2001 (almost 400,000 more subscribers in the year), and its market share increased to 35%, one of the highest growth rates among Band B operators in Brazil.

In the fourth quarter of 2001, Global Telecom accounted for 67% of net additions in the market, estimated to have been 208,000 in the states of Santa Catarina and Paraná. This is equivalent to 139,000 new subscribers.

Contract service represented 37% of the client base by the end of December 2001. Postpaid and prepaid gross additions in 2001 totaled 599,000 subscribers, an increase of 60% compared to last year.

Churn

Churn rate for the fourth quarter was 8.7%, compared to 8.8% registered in the previous quarter.

ARPU

ARPU reached R$ 35 (US$ 15.1) in the fourth quarter, a decrease of 2.8% over the previous quarter, namely due to the strong expansion of the subscriber base and the increasing number of low-end subscribers.
ARPU decreased to R$35 in the fourth quarter of 2001 from R$52 in the same period of

Revenues from Data The total revenue from data, including Internet and SMS, already corresponds to 2% of net revenue from services.

Distribution Network As of December 31, 2001, Global Telecom's distribution network consisted of 843 points of sale, including 20 of its own stores.

Headcount Global Telecom had 827 employees by the end of December 2001, which was equivalent to 1,042 cellular lines per employee (in-house employees and outsourced employees, excluding Call Center employees).

EBITDA Global Telecom's EBITDA reached R$ -99.6 million (US$ -43.1 million) in 2001, compared to R$ -125.3 million in 2000, due to a 70% increase in net service revenues.

Global Telecom's EBITDA was R$- 35.3 million (US$- 15.3 million) during the fourth quarter, compared to a R$-24.3 million (US$-10.5 million) reported in the previous quarter, reflecting increased costs for year-end promotions and campaigns.
In comparison to the fourth quarter of 2000, when EBITDA amounted to R$ -54.4 million, there was a reduction of more than 35%, reflecting Global Telecom's success at reducing subscriber acquisition cost.

Capex In 2001, Global Telecom's capital expenditure totaled R$ 413 million (US$ 178.6 million), mainly to increase the coverage in its concession area, which, currently, surpasses 70%.

Debt During the year 2001, Global Telecom refinanced its debt, through long term floating rate notes issuance in the amount of Euro 810 million to Portugal Telecom. As of December 31, 2001, Global Telecom's total debt amounted to R$ 2,307 million (US$ 997.8 million), of which R$ 1,991 million was denominated in foreign currency, of which 63% was hedged.

Financial Performance of Telesp Celular Participações S.A.

Acquisition of Global Telecom On February 6, 2001, Telesp Celular Participações acquired 49% of the voting shares and 100% of the preferred shares of the holding companies that control Global Telecom, corresponding to 83% of the total capital of Global Telecom. For regulatory reasons, TCP is not permitted to control Global Telecom. Consequently, the operation is consolidated only by the equity method of accounting.

Net Revenue Net revenues from services reached R$ 2,478.7 (US$1,072.1 million) million in 2001, a 17% increase compared with 2000, and in the fourth quarter of 2001 amounted to R$ 689.3 million (US$ 298.1 million), an increase of 10.6%, primarily due to a 26% increase in prepaid recharges and an increase in the number of incoming calls.
Net operating revenues from handset sales increased when compared to the previous quarter, totaling R$ 123.9 million (US$ 53.6 million).

Operational Costs Total operating costs reached R$ 1,999.5 million (US$864.8 million) in 2001, an increase of 6.5% compared to the previous year. The total operating costs increased at a significantly lower rate than the increase in net revenues. Operating costs were kept under control in the year and, particularly, in the fourth quarter.

Costs of Services Cost of services reached R$ 530.6 million (US$ 229.5 million) in 2001, an increase of approximately 10% when compared to 2000, as a result of the client base growth. During the fourth quarter, cost of services remained almost flat, increasing by 1.2% compared to the previous quarter to R$ 132.8 million (US$ 57.4 million).

Selling Expenses Selling expenses in 2001 reached R$ 521.4 million (US$ 225.5 million), an increase of 6% when compared to 2000. During the fourth quarter, selling expenses amounted to R$ 117.0 million (US$ 50.6 million), a 16.1% increase when compared to the previous quarter.

Provisions for Doubtful accounts The provisions for doubtful accounts for 2001 were R$ 94.0 million compared to R$128.9 million in 2000, a difference of R$ 34.9 million, due to stricter payment collection as well as the result of our decision to adopt the usual criteria of 90 days for accounts past due, compared to the 60 days past due used previously.

EBITDA EBITDA reached R$ 946.7 million (US$ 409.5 million) in 2001, a 6.5% increase when compared to 2000 as a result of our success in executing our strategy of controlling costs and focusing on acquiring high-end customers. In the fourth quarter, EBITDA reached R$ 280.6 million, an increase of 17.5% compared to the previous quarter.

EBITDA Margin Telesp Celular Participações' EBITDA margin for the year remained flat at 32.1%. For the fourth quarter of 2001, EBITDA margin grew to 34.5% from 32.1% in the third quarter.

Fourth quarter margins have historically been lower than third quarter margins, primarily due to the strong client base growth and higher costs.

Excluding handset sales, EBITDA reached 40.7% in the fourth quarter, compared to 38.3% in the previous quarter.

Net Interest Expense Net interest expense for 2001 reached R$ -541.5 million (US$ -234.2 million), reflecting the additional debt raised to finance the acquisition of 83% of the share capital of the holding companies that control Global Telecom, the interest rate increase during 2001 as well as exchange losses and gains associated with debt and hedging agreements.

Net interest expense for the fourth quarter reached R$ -262 million (US$ -113.3 million), an increase of 55.3% compared to the previous quarter.

Equity The equity from Global Telecom reached R$ -653.5 million (US$- 282.7 million) in 2001 and in the fourth quarter amounted to R$ -131.4 million (US$ -56.8 million)

Extraordinary Item As a result of Global Telecom's losses and indebtedness, TCP opted to make a provision for a R$ 278.7 (US$ 120.5) million investment loss, which was accounted for as an extraordinary item in the income statement.

Net Income Net income of TCP for 2001 reached R$ -1,113.6 million (US$ -481.7 million) compared with R$ 152.2 million in 2000.

Capex Telesp Celular continued its strategy of increasing digital capacity, expanding digital coverage, improving overall service quality and upgrading its network to 2.5G. Capital expenditure for the year 2001 reached R$ 936 million (US$ 404.8 million).

TCP Debt As of December 31, 2001, 83% of TCP's total debt of R$ 2,580.1 million (US$ 1,116.0 million) was denominated in foreign currency.

Of the total debt denominated in foreign currency by the end of 2001, 100% was hedged through derivatives (forwards, swaps and options).

(Tables to follow)

CONSOLIDATED FINANCIAL STATEMENTS
(In millions)

CONSOLIDATED INCOME STATEMENT

	Brazilian Corporate Law						
	2001			2000	Accumulated		
	4Q 01 R$	4Q 01 US$	3Q 01 R$	4Q 00 R$	2001 R$	2001 US$	2000 R$
Gross operating revenues from telecommunication services	873.3	377.7	777.2	694.9	3,135.1	1,356.0	2,678.0
Gross revenue from sales of equipment	182.4	78.9	170.2	319.7	706.1	305.4	1,004.4
Total gross operating revenues	1,055.7	456.6	947.4	1,014.6	3,841.2	1,661.4	3,682.4
Value added, other indirect taxes and discounts	(242.5)	(104.9)	(202.8)	(248.1)	(895.0)	(387.1)	(915.7)
Net operating revenues from telecommunication services	689.3	298.1	623.4	555.1	2,478.7	1,072.1	2,116.5
Net revenue from sales of equipment	123.9	53.6	121.2	211.4	467.5	202.2	650.2
Total net operating revenues	813.2	351.7	744.6	766.5	2,946.2	1,274.3	2,766.7
Operating Costs	(532.6)	(230.4)	(505.7)	(538.7)	(1,999.5)	(864.8)	(1,877.8)
Personnel	(31.9)	(13.8)	(39.7)	(35.8)	(129.3)	(55.9)	(117.6)
Cost of services	(132.8)	(57.4)	(131.2)	(134.5)	(530.6)	(229.5)	(463.7)
Cost of equipment sold	(165.3)	(71.5)	(145.8)	(170.5)	(580.6)	(251.1)	(666.6)
Selling expenses	(117.0)	(50.6)	(139.5)	(186.8)	(521.4)	(225.5)	(492.2)
General and administrative expenses	(43.5)	(18.8)	(44.6)	(42.0)	(178.4)	(77.2)	(152.4)
Other operating expenses, net	(42.1)	(18.2)	(4.9)	30.8	(59.2)	(25.6)	34.6
Earnings before interest, tax, depreciation, amort. and equity consolidation of Global Telecom- EBITDA	280.6	121.4	238.9	227.8	946.7	409.5	888.9
Depreciation and amortization	(180.0)	(77.9)	(160.0)	(238.3)	(600.8)	(259.9)	(549.6)
Operating income after depreciation and before interest and equity consolidation of Global Telecom - EBIT	100.6	43.5	78.9	(10.5)	345.9	149.6	339.3
Net interest expense	(262.4)	(113.5)	(169.0)	(84.8)	(541.5)	(234.2)	(198.0)
Equity	(131.5)	(56.9)	(257.3)	0.0	(653.6)	(282.7)	0.0
Operating income after interest expense	(293.3)	(126.9)	(347.4)	(95.3)	(849.2)	(367.3)	141.3
Net non-operating income	(0.9)	(0.4)	0.5	0.1	(0.4)	(0.2)	(0.7)
Extraordinary item	(278.7)	(120.5)	-	-	(278.7)	(120.5)	-
Income before income taxes and minority interests	(572.9)	(247.8)	(346.9)	(95.2)	(1,128.3)	(488.0)	140.6
Income and social contribution taxes	9.1	3.9	29.7	87.5	14.7	6.4	(49.3)
Net income for the period	(563.8)	(243.9)	(317.2)	53.2	(1,113.6)	(481.7)	152.2

Dollar	2.3120

Source: Federal Reserve Bank of New York

CONSOLIDATED FINANCIAL STATEMENTS

(In millions)

CONSOLIDATED BALANCE SHEET

	Brazilian Corporate Law		
	Dec. 31,2001	Dec. 31,2001	Dec. 31,2000
ASSETS	R$	US$	R$
Current Assets	947.1	409.6	1,259.2
Cash and cash equivalents	81.5	35.3	386.1
Net accounts receivable trade	442.4	191.3	494.9
Inventory	84.9	36.7	54.5
Taxes deferred and receivable	301.1	130.2	289.4
Other assets	37.2	16.1	34.3
Non Current Assets	1,571.3	679.6	1,407.3
Net accounts receivable trade	30.6	13.2	107.1
Taxes deferred and receivable	924.0	399.7	862.0
Hedge agreements	610.9	264.2	435.5
Other assets	5.8	2.5	2.7
Permanent Assets	4,353.8	1,883.1	3,537.5
Investimentos	582.9	252.1	-
Global Goodwill	585.5	253.2	-
Advance for future capital increase	276.1	119.4	-
Provision for investments losses	(278.7)	(120.5)	-
Property, plant and equipment, net	3,695.8	1,598.5	3,454.0
Deferred assets	75.1	32.5	83.5
Total Assets	6,872.2	2,972.4	6,204.0

LIABILITIES	Dec. 31,2001	Dec. 31,2001	Dec. 31,2000
	R$	US$	R$
Current Liabilities	1,319.8	570.8	1,332.3
Payroll and related accruals	26.6	11.5	20.5
Accounts payable	506.9	219.2	542.0
Taxes and contributions payable	103.2	44.6	117.3
Interest on net worth and dividends payable	20.0	8.7	107.1
Loans and financing	454.7	196.7	489.0
Provision for contingencies	29.4	12.7	-
Operations with derivatives	91.6	39.6	19.4
Other liabilities	87.4	37.8	37.0
Non Current Liabilities	2,809.8	1,215.3	1,014.6
Loans and financing	2,125.4	919.3	910.4
Provision for contingencies	80.1	34.6	72.2
Insufficiency of assets over liabilities	582.9	252.12	-
Provision fo pension fund	1.3	0.56	-
Other liabilities	20.1	8.7	32.0
Minority Interests	-	-	-
Shareholders' Equity	2,742.6	1,186.2	3,857.1
Share capital	1,873.3	810.3	1,873.3
Goodwill special reserve	1,164.8	503.8	1,164.8
Reserves	0.0	0.0	77.0
Retained earnings	(295.5)	(127.8)	742.0
Total Liabilities	6,872.2	2,972.4	6,204.0

Dollar	2.3120		

Source: Federal Reserve Bank of New York

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N I R E 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON FEBRUARY 27, 2002

Participants: FRANCISCO LUIS MURTEIRA NABO, MIGUEL ANTÓNIO IGREJAS HORTA E COSTA, NORBERTO VEIGA DE SOUSA FERNANDES, ESTANISLAU JOSÉ MATA COSTA, PEDRO AMADEU ALBUQUERQUE SANTOS COELHO, PAULO JORGE DA COSTA GONÇALVES FERNANDES, ZEINAL ABEDIN MOHAMED BAVA, FRANCISCO JOSÉ DE AZEVEDO PADINHA, IRIARTE JOSÉ ARAÚJO ESTEVES, GUILHERME SILVÉRIO PORTELA SANTOS, JOSÉ PEDRO FARIA PEREIRA DA COSTA, CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ, MARIA PAULA DE ALMEIDA MARTINS CANAIS, EDUARDO PERESTRELO CORREIA DE MATOS, ANTÓNIO JOAQUIM SIMÕES GOMES DE AZEVEDO, RUI MANUEL DE MEDEIROS D'ESPINEY PATRÍCIO, PAULO JOSÉ SOARES, GILSON RONDINELLI FILHO and ANTÔNIO GONÇALVES DE OLIVEIRA.

On February 27, 2002, at 3:00pm, an extraordinary meeting of the Board of Directors of Telesp Celular Participações S/A was held at its headquarters, located at Rua Abílio Soares, 409, to discuss the following Agenda: 1) Modification of the Company's Board of Executive Officers composition; and 2) Other issues of general interest.

ISSUES AND DISCUSSIONS

1) Due to the change in the caption of article 38 of the Company's by-laws, which increased the maximum number of Executive Officers pursuant to the terms agreed upon the Extraordinary General Meeting held on January 24, 2002, the following persons were elected, by all Directors present at the meeting, to be members of the Board of Executive Officers of the Company, for terms that shall last until the Ordinary General Meeting of 2004:

GILSON RONDINELLI FILHO, Brazilian, married, engineer, RG no. 4,347,710- SSP/SP, CPF/MF no. 439,603,328-15, domiciled at rua Abílio Soares, 409, São Paulo, state of São Paulo;

ÁLVARO JOSÉ ROQUETTE MORAIS, Portuguese, married, lawyer, RNE no.V320708-8, CPF/MF no. 227,731,198-78, domiciled at Rua Abílio Soares, 409, São Paulo, state of São Paulo;

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR, Portuguese, married, engineer RNE no. V224096-0, CPF/MF no. 217,046,958-30, domiciled at Rua Abílio Soares, 409, São Paulo, state of São Paulo; and,

CARLOS ALBERTO FERREIRA SILVA, Brazilian, married, RG no. 16,252,903 SSP/SP and CPF/MF no. 050,764,148-54, domiciled at Rua

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N I R E 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON FEBRUARY 27, 2002

The Chairman explained that the elected members of the Board of Executive Officers accepted their appointment and that they had declared to be aware of the provisions of article 147 of Law no. 6.404, of December 15, 1976, and its subsequent amendments and, consequently, declared not to have committed any crimes referred therein that would prevent them from performing commercial activities. Therefore, following the completion of legal formalities, the Executive Officers assumed their positions for the remaining period of the three (3)-year-term of the other existing members of the Board of Executive Officers.

2) The Board of Executive Officers of the Company is, therefore, composed:

CEO: FRANCISCO JOSÉ DE AZEVEDO PADINHA
VICE-CEO: CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ
EXECUTIVE OFFICER: GUILHERME SILVÉRIO PORTELA SANTOS
EXECUTIVE OFFICER: JOSÉ PEDRO FARIA PEREIRA DA COSTA
OFFICER OF INVESTOR RELATIONS: MARIA PAULA DE ALMEIDA MARTINS CANAIS
EXECUTIVE OFFICER: GILSON RONDINELLI FILHO
EXECUTIVE OFFICER: ÁLVARO JOSÉ ROQUETTE MORAIS
EXECUTIVE OFFICER: LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVÈLAR
EXECUTIVE OFFICER: CARLOS ALBERTO FERREIRA SILVA

Since there were no remaining issues to discuss, the session concluded, the transcription of the present minutes was read and agreed upon, and said transcription was signed by all those present at the Meeting.

São Paulo, February 27, 2002

FRANCISCO LUIS MURTEIRA NABO
Chairman of the Board
p.p. Miguel António Igrejas Horta e Costa

MIGUEL ANTÓNIO IGREJAS HORTA E COSTA
Vice-Chairman

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N I R E 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON FEBRUARY 27, 2002

NORBERTO VEIGA DE SOUSA FERNANDES
Vice-Chairman

ESTANISLAU JOSÉ MATA COSTA
Director

PEDRO AMADEU ALBUQUERQUE SANTOS COELHO
Director

PAULO JORGE DA COSTA GONÇALVES FERNANDES
Director

ZEINAL ABEDIN MOHAMED BAVA
Director

FRANCISCO JOSÉ DE AZEVEDO PADINHA
Director

IRIARTE JOSÉ ARAÚJO ESTEVES
Director

GUILHERME SILVÉRIO PORTELA SANTOS
Director

JOSÉ PEDRO FARIA PEREIRA DA COSTA

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N I R E 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON FEBRUARY 27, 2002

CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ
Director

MARIA PAULA DE ALMEIDA MARTINS CANAIS
Director

EDUARDO PERESTRELO CORREIA DE MATOS
Director

ANTÓNIO JOAQUIM SIMÕES GOMES DE AZEVEDO
Director

RUI MANUEL DE MEDEIROS D'ESPINEY PATRÍCIO
Director

PAULO JOSÉ SOARES
Director

GILSON RONDINELLI FILHO
Director

ANTÔNIO GONÇALVES DE OLIVEIRA
Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: March 11, 2002

By: ______________________

Name: Maria Paula Canais

Title: Director of Investor Relations